UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.           General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.           Name of fund:  Hatteras Ramius Advantage Institutional Fund

3.           Securities and Exchange Commission File No.: 811-22284

4.           Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐          Initial Application         ☒         Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615

6.
Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:  Joseph B. Andolina, Esq., Drinker Biddle & Reath LLP, One Logan Square, Suite 2000, Philadelphia, PA  19103, (215) 988-2972.

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2]:  Hatteras Ramius Advantage Institutional Fund,  8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615, (919) 846-2324

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.           Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.           Subclassification if the fund is a management company (check only one):

☐	Open-end	☒	Closed-end

10.           State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.
Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Hatteras Capital Investment Management, LLC, 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615 (adviser); Ramius Alternative Solutions LLC, 599 Lexington Avenue, 19th Floor, New York, NY 10022 (sub-adviser).

12.
Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Hatteras Capital Distributors, LLC, 8540 Colonnade Center Drive, Suite 401, Raleigh, North Carolina, 27615.

13.           If the fund is a unit investment trust ("UIT") provide:  N/A

Depositor's name(s) and address(es):

Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☒	No

If Yes, for each UIT state:

Names(s):
File No.: 811-
Business Address:

15.	a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒           Yes           ☐           No

If Yes, state the date on which the board vote took place: January 6, 2011

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐           Yes           ☒           No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Pursuant to the registrant’s Amended and Restated Agreement and Declaration of Trust, the board of trustees may approve the liquidation of the registrant without shareholder approval.

II.           Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒           Yes           ☐           No

(a)           If Yes, list the date(s) on which the fund made those distributions:

The registrant made two repurchase offers to shareholders. The registrant made an initial repurchase offer to shareholders (in an amount up to approximately 50% of the registrant’s net assets) to purchase shares at their net asset value calculated as of March 31, 2011, and made a final repurchase offer to shareholders to purchase all then-outstanding shares of the registrant at their net asset value calculated as of June 30, 2011.   Hatteras Capital Investment Management, LLC, the investment manager of the registrant (the “Investment Manager”), purchased additional shares of the registrant in order to permit the registrant to make payments to outside shareholders in connection with the repurchases.  All outside shareholders elected to fully participate in the repurchase offers.  Following completion of the repurchase offers, the Investment Manager became the sole shareholder of the registrant during the completion of the registrant’s liquidation.  The distributions to shareholders from the first repurchase offer were made on April 29, 2011, at the March 31, 2011 net asset value of the registrant, and distributions to shareholders from the second and final repurchase offer were made on August 18, 2011, at the June 30, 2011 net asset value of the registrant.

(b)           Were the distributions made on the basis of net assets?

☒           Yes           ☐           No

(c)           Were the distributions made pro rata based on share ownership?

☒           Yes           ☐           No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

☐           Yes           ☒           No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: N/A

17.	Closed-end funds only:
Has the fund issued senior securities?

☐           Yes           ☒           No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

☐           Yes           ☒           No

If No,

(a)           How many shareholders does the fund have as of the date this form is filed?

One

(b)           Describe the relationship of each remaining shareholder to the fund:

The Investment Manager is the sole remaining shareholder of the registrant.  Pursuant to repurchase offers, the registrant has repurchased all shares from each shareholder other than the Investment Manager. All outside investors have had their shares in the registrant repurchased.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☒           Yes           ☐           No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

The Investment Manager is the sole shareholder of the registrant during the completion of the registrant’s liquidation.

III.           Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☒           Yes           ☐           No

If  Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

The registrant holds a limited amount of interests in underlying funds in which it has invested its assets (“Sub-Manager Funds”).  The fair value of Sub-Manager Fund interests held by the registrant is $569,925.31 as of August 18, 2011.

(b)           Why has the fund retained the remaining assets?

The registrant continues to hold interests of Sub-Manager Funds as it attempts to redeem out of such Sub-Manager Funds.  All of the registrant’s remaining assets are interests of Sub-Manager Funds that impose gates or lock-ups, which prohibit their investors, such as the registrant, from redeeming their interests.  It is important to note that the Investment Manager is the sole remaining shareholder in the registrant during the completion of the registrant’s liquidation.  All other shareholders have had all of their shares repurchased by the registrant at net asset value.

It was disclosed in the terms of the repurchase offers received by shareholders that the board of trustees of the registrant intended to liquidate the registrant and that the Investment Manager did not intend to tender all of its shares and may purchase additional shares of the registrant in order to permit the registrant to make payments in connection with the repurchases.  All outside shareholders elected to participate fully in the repurchase offers and, as of August 18, 2011, all outside investors have had all of their shares in the registrant repurchased at net asset value determined in accordance with the registrant’s valuation policies and procedures.  The registrant’s sole remaining shareholder, the Investment Manager, will receive a pro rata, i.e., 100%, distribution of the Sub-Manager Funds as these investments are liquidated.

(c)           Will the remaining assets be invested in securities?

☒           Yes           ☐           No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐           Yes           ☒           No

If Yes,

(a)           Describe the type and amount of each debt or other liability:

(b)           How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)           Legal expenses: $1,250

(ii)           Accounting expenses:  $0

(iii)           Other expenses (list and identify separately):  $720 (Blue Sky fees)

(iv)           Total expenses (sum of lines (i)-(iii) above):  $1,970

(b)	How were those expenses allocated? The expenses were allocated to Hatteras Capital Investment Management, LLC or an affiliate.

(c)	Who paid those expenses? Hatteras Capital Investment Management, LLC, the registrant’s investment manager, or an affiliate will pay all of the expenses.

(d)	How did the fund pay for unamortized expenses (if any)? The registrant did not pay for any expenses in connection with the liquidation.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☒           Yes           ☐           No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: File No. 811-22284 / SEC Accession No. 0001144204-11-050123, filed on August 26, 2011

V.           Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐           Yes           ☒           No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐           Yes           ☒           No

If Yes, describe the nature and extent of those activities:

VI.           Mergers Only

26.	(a)	State the name of the fund surviving the Merger: N/A

(b)	State the Investment Company Act file number of the fund surviving the Merger: N/A

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Hatteras Ramius Advantage Institutional Fund, (ii) he is the Secretary of Hatteras Ramius Advantage Institutional Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

November 14, 2011	/s/ J. Michael Fields
J. Michael Fields
Secretary